Exhibit 99.1

Points.com Partners with Alitalia Providing MilleMiglia Members Ability to Buy, Gift and Transfer Miles

TORONTO (July 26, 2010) – Points International (TSX: PTS; OTCBB: PTSEF), owner and operator of Points.com, the world’s leading loyalty program management Web site, continues to expand its international offerings to now include leading Italian airline, Alitalia which joins Points.com’s other 14 international partners.

Alitalia signed a multi-year deal with Points.com to offer loyalty currency services to members of Alitalia’s frequent flyer program MilleMiglia. Frequent flyer members will have the option to buy MilleMiglia miles, transfer miles from one member to another, and gift miles to other members via Points.com’s industry-leading miles and points purchase platform. Points International will take a lead role in the operation, marketing and commercial transaction support for the Alitalia service.

"Alitalia partnering with Points.com emphasizes the value proposition of our services and extends the scope of our offering in Europe," said Rob McLean, CEO of Points.com. "The continued addition of international partners underscores the strengths of our offering world-wide."

Alitalia, which officially launches these buy, gift and transfer options through Points.com, joins existing partners including Alaska Airlines Mileage Plan, Air France KLM Flying Blue, American Airlines AAdvantage®, Delta SkyMiles®, British Airways Executive Club, Virgin Atlantic Flying Club, JetBlue TrueBlue, Midwest Airlines’ Midwest Miles, US Airways® Dividend Miles®, Starwood Preferred Guest® and InterContinental’s Priority Club® Rewards.

Points.com works in partnership with all loyalty and reward programs active on Points.com. All transactions are fully sanctioned by the program operators. For more information, follow us on Twitter (www.Twitter.com/PointsAdvisor), become a Facebook (www.points.com/facebook) fan or track your balances in iGoogle.

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management web site. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit www.pointsinternational.com.

Points.com Announces Addition of Alitalia’s MilleMiglia Program, page 2

About Alitalia

Alitalia - Compagnia Aerea Italiana started operations in January 2009, following the acquisition of assets from Alitalia - Linee Aeree Italiane, and of Air One. Today Alitalia is Italy’s leading airline, serving 22 million passengers with its 158 aircrafts fleet, and operating more than 700 daily flights across a network of 83 destinations. In 2010 Alitalia positioned Air One as a low fares, yet high quality carrier operating from the Milan Malpensa airport. Alitalia is a member of the SkyTeam alliance. Further information is available on www.alitalia.com.

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For more information contact:

Media relations:
Emily Donohue
Allison & Partners
T. 646-428-0622; E. points@allisonpr.com

Investor relations:
Andrew Greenebaum/ Laura Foster
Addo Communications
T. 310-829-5400; E. andrewg@addocommunications.com; LauraF@addocommunications.com

Business enquiries:
Martin Tongue
Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com